SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(FREE TRANSLATION)

AMENDMENT OF THE SHAREHOLDERS AGREEMENT OF UNIBANCO HOLDINGS S.A.

Hereby, in this and in the best form of the law, the Parties named and qualified below:

1. E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A., a company incorporated under the laws of the Federative Republic of Brazil (“Brazil”), with head office at Rodovia Washington Luiz (SP 310), Km 307, City of Matão , São Paulo, Brazil, enrolled with the Taxpayers General Registry under N. 00.025.238/0001 -71, hereby represented pursuant to its By-laws (hereinafter referred severally as “CONTROLLING SHAREHOLDER”)

2. BAHEMA PARTICIPAÇÕES S.A., a company incorporated under the laws of Brazil, with head office at Rua Estados Unidos, 1342, room A, city of São Paulo, São Paulo, Brazil, enrolled with the Taxpayers General Registry under N. 71.952.543/0001 -57, hereby represented pursuant to its By-laws (hereinafter referred severally as “BAHEPAR”);

3. BAHEMA S.A., with head office at Rua Estados Unidos, n.º 1342, 1º floor, room B, city of São Paulo, São Paulo, Brazil, enrolled with the Taxpayers General Registry under N. 45.987.245/0001 -92, hereby represented pursuant to its By-laws (hereinafter referred severally as “ Basa”);

(Bahepar and Basa hereinafter referred together as “BAHEMA”, and considered for the propose of this Agreement, as shareholder)

WHEREAS

(i) the CONTROLLING SHAREHOLDER and Bahepar executed, on December, 28th, 2000, with Commerzbank A.G., The Dai-Ichi Kangyo Bank Limited, Instituto Unibanco and Caixa Geral de Depósitos S.A. (hereinafter referred to as “Former Shareholders”), the Shareholders Agreement of Unibanco Holdings S.A., a company with registered office at Av. Eusébio Matoso, n.º 891, 22º floor, São Paulo, Capital City, enrolled with the Taxpayers General Registry under N. 00.022.034/0001 -87 (hereinafter referred to as “HOLDINGS”), with purpose to regulate their relationship as shareholders of HOLDINGS;

(ii) Bahepar has transferred, on July 29th , 2003, part of its interests on HOLDINGS’ capital stock to its affiliated Basa, when Basa expressly accepted the entire terms and conditions of the Shareholders Agreement, as set forth in Clause 4.4 herewith;

(iii) The Former Shareholders sold their interests in the capital stock of the HOLDINGS in the last years, and at the moment, of those who signed the Shareholders Agreement executed on December 28th, 2000, only the CONTROLLING SHAREHOLDER and BAHEMA remain as shareholders, holding, an interest corresponding, at the moment, to approximately 94,75% of the common stock of HOLDINGS;

the CONTROLLING SHAREHOLDER and BAHEMA, hereinafter referred together as SHAREHOLDERS and individually as SHAREHOLDER, have decided to execute the 1st Amendment of the Shareholders Agreement of HOLDING, in order to adapt its Clauses and conditions to HOLDINGS’ current shareholder composition, and thus the Shareholders Agreement of HOLDINGS would have the following wording:

CLAUSE I - PURPOSE OF HOLDINGS

1.
Notwithstanding the established under article 2 of the By-laws of HOLDINGS, the SHAREHOLDERS hereby agree that HOLDINGS shall have the sole purpose of participating in the capital stock and controlling the voting capital of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a company incorporated under the laws of Brazil, with head office at Avenida Eusébio Matoso nº 891, city of São Paulo, São Paulo, enrolled in the Taxpayers General Registry under nº 33.700.394/0001-40 (hereinafter called as “UNIBANCO”).

CLAUSE II - ELECTION OF THE BOARD OF DIRECTORS OF HOLDINGS

2.1.	Bahema shall have the right to indicate one member of the board of directors of HOLDINGS for the purposes of election in the General Shareholders Meetings specially called to decide upon such matter. The CONTROLLING SHAREHOLDER shall have the right to indicate other members, limited to maximum number of members set forth in the By-laws of HOLDINGS..

2.2.	The CONTROLLING SHAREHOLDER shall also have the right to indicate the President and the Vice-President of the Board of Directors of HOLDINGS.

CLAUSE III - DISTRIBUTION OF DIVIDENDS

3.
HOLDINGS shall prepare semiannually financial statements and shall distribute, in the form of dividends, or interest on capital paid related to the profit, the totality of its profits realized in cash of the relevant fiscal year, after deduction of the profits allocated to the legal reserve, when applicable, without detriment, however, of the possibility of distribution of dividends or interest on capital paid related to the profit in shorter periods, if so is decided by the management of HOLDINGS.

CLAUSE IV - RESTRICTIONS ON TRANSFER OF SHARES OF UNIBANCO AND OF HOLDINGS

4.1.
HOLDINGS shall not sell, assign, transfer or otherwise dispose of, in whole or in part, the shares of UNIBANCO presently owned or hereinafter acquired by HOLDINGS, without the prior written consent of all the SHAREHOLDERS, should such selling, assignment, transfer or disposal, in any way whatsoever, result in the transfer of the control of UNIBANCO.

4.1.1.
Transfer of the voting control of UNIBANCO may be indirectly carried out by means of transfer of the voting control of HOLDINGS, provided that such transfer is made in accordance with clauses 4.2 e 4.3 hereinbelow.

4.2.
In the event the CONTROLLING SHAREHOLDER or BAHEMA decide to sell, assign, transfer, or otherwise dispose of, in whole or in part, the voting shares of HOLDINGS (“Shares”) the other SHAREHOLDER shall have the right of first refusal to acquire such shares, pursuant to the same conditions set forth in the Proposal (as defined hereinbelow), and according to the following conditions:

4.2.1.
The SHAREHOLDER that decides to sell, assign, transfer, or otherwise dispose of, in whole or in part, the Shares of HOLDINGS held by such SHAREHOLDER (“OFFEROR SHAREHOLDER”), shall notify in writing the other SHAREHOLDER (“OFFEREE SHAREHOLDER”) of its intention to sell, assign, transfer, or otherwise dispose of such Shares, indicating all the terms and conditions of the sale (“Proposal”), including, the price, the conditions of payment, the quantity of shares involved (“Offered Shares”) and the name of the third party, if any.

4.2.2.
The OFFEREE SHAREHOLDER shall notify in writing the OFFEROR SHAREHOLDER, within thirty (30) days from receipt of the Proposal, of their intention to exercise their right of first refusal to acquire the Offered Shares. The absence of such notification during such thirty-day period shall constitute a waiver by the OFFEREE SHAREHOLDER of its right of first refusal as provided herein.

4.2.3.
The exercise of the right of first refusal must comprise the totality of the Offered Shares. Within the period provided for under clause 4.2.2 hereinabove, the OFFEREE SHAREHOLDER shall notify the OFFEROR SHAREHOLDER whether it wishes, alternatively:

a. to exercise its right of first refusal;

b. to waive its right of first refusal, provided that such right of first refusal may not be assigned; or

c. to waive its right of first refusal, provided that, in case of transfer of the control of HOLDINGS by the CONTROLLING SHAREHOLDER to a third party, it shall have the right to sell together with the CONTROLLING SHAREHOLDER its holding interest in the voting capital of HOLDINGS, pursuant to the terms and conditions established under clause 4.3 hereinbelow.

4.2.4.
Within sixty days of receipt of written notification by the OFFEREE SHAREHOLDER manifesting its intention to acquire the Offered Shares under the terms of the Proposal, the Offered Shares shall be sold to the OFFEREE SHAREHOLDER

4.2.5.
If after the thirty-day period the OFFEREE SHAREHOLDER has notified in writing the OFFEROR SHAREHOLDER of its intention to exercise its right of first refusal, or if the right of first refusal exercised by the OFFEREE SHAREHOLDER pursuant to item “a”, “a.1” and “a.2” of section 4.2.3 above does not comprise the totality of the Offered Shares, then the Offered Shares may be sold, assigned, transferred or disposed, pursuant to the terms and conditions established under the Proposal, provided that (i) such selling, assignment, transfer or disposal, is effected within thirty (30) days from the expiration of the period for the delivery of written notification by the OFFEREE SHAREHOLDER, and (ii) previously to the acquisition of the Offered Shares, the purchaser fully adheres in writing to all provisions of this Shareholders Agreement.

4.2.6.
In the event the Offered Shares are not sold within the thirty-day period as mentioned in clause 4.2.5 hereinabove, the OFFEROR SHAREHOLDER shall have to reinitiate the procedure established in clauses 4.2.1, 4.2.2, 4.2.3, 4.2.4 e 4.2.5 hereinabove.

4.3.
In case the CONTROLLING SHAREHOLDER decides to sell, assign, transfer, or otherwise dispose of, the voting control of HOLDINGS to a third party, and once elapsed the period provided under clause 4.2 above, then BAHEMA, in case it had notified the CONTROLLING SHAREHOLDER, pursuant to letter “c” of clause 4.2.3 hereinabove, shall have the right to sell, assign, transfer, or otherwise dispose of, its respective holding interest in the voting capital of HOLDINGS to such third party on the same terms and conditions applicable to the CONTROLLING SHAREHOLDER.

4.4.	Restrictions provided in this clause shall not be applicable to the selling, assignment, transfer, or disposal of HOLDINGS´ shares owned by each of the SHAREHOLDERS to their controlled companies, companies that control such SHAREHOLDERS, or companies that are, directly or indirectly, controlled by any company that controls the SHAREHOLDERS; provided that in any case such companies undertake to be fully bound by all provisions of this Shareholders Agreement.

4.5.	Any selling, assignment, transfer, or disposal, in any way whatsoever, of shares of HOLDINGS that infringes the provisions of this Clause shall be null and void.

CLAUSE V - VOTING RIGHTS

5.1.
SHAREHOLDERS hereby undertake to vote in the HOLDINGS´s General Shareholders Meetings pursuant to the provisions established under this Shareholders Agreement, being the president of the General Shareholders Meeting, at any shareholder’s request, incumbent to declare void any vote which infringes any provision expressly established in this Shareholders Agreement.

5.2.
SHAREHOLDERS also hereby undertake to cause their respective representatives in the board of directors of HOLDINGS to vote in the meetings thereof in such a manner to comply with the provisions established in this Shareholders Agreement, specially in Clauses 1 and 2.2 hereinabove.

CLAUSE VI - SPECIAL PROVISIONS

6.1.	In the event of non-compliance with the provisions established hereunder by any party hereof, the other parties hereof shall have the right to take legal action against such defaulted party to demand:

a. specific execution and/or, as the case may be,

b. damages.

6.2.	SHAREHOLDERS agree that one original counterpart hereof shall be kept at the head office of HOLDINGS, for the purposes of article 118 of Law no. 6.404/76 (Brazilian Corporate Law).

6.3.
This Shareholders Agreement is entered into by the parties hereof for a term of ten (10) years from its original execution date, which is December 28th , 2000, ending, thus, on December 28th , 2010,, being thereafter automatically renewed for subsequent five-year periods.

6.3.1 In the event one of the SHAREHOLDERS decides not to renew the term of this Shareholders Agreement this SHAREHOLDER shall notify the other

SHAREHOLDER with a six-month prior written notice, in such event this Shareholders Agreement will be terminated after the end of its term.

CLAUSE VII - GENERAL PROVISIONS

7.1.	All provisions established hereunder shall be applicable to all the voting shares issued by HOLDINGS, which SHAREHOLDERS presently own or hereinafter acquire.

7.2.	The terms and conditions of this Shareholders Agreement shall inure to the benefit of, and shall be legally binding upon, the SHAREHOLDERS and their respective successors or permitted assignees.

7.3.
This Shareholders Agreement constitutes the complete and entire statement of all terms, conditions, and representations, of the agreement among the SHAREHOLDERS as long as they remain shareholders of HOLDINGS, and expressly supersedes any and all prior understandings, representations, agreements, notices and negotiations among the SHAREHOLDERS including, but not limited to, the Shareholders Agreement executed by the SHAREHOLDERS and the other parties on December 28th , 2000, which is hereby terminated and substituted

7.4.	It is hereby agreed that this Shareholders Agreement can only be changed If such change is accepted by all SHAREHOLDERS.

CLAUSE VIII - CHOICE OF JURISDICTION

8.
The parties hereof agree that any dispute that may arise from, or in consequence of, the construance and execution this Shareholders Agreement shall be decided by the courts of the city of São Paulo, State of São Paulo, Brazil.

IN WITNESS HEREOF, the parties hereof have duly executed this Shareholders Agreement in three (3) original counterparts in the presence of three (3) witnesses signed below.

São Paulo, March 13th , 2006.

E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A

BAHEMA PARTICIPAÇÕES S.A.

BAHEMA S.A.

WITNESSES:
1)	2)	3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 10, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.